EXHIBIT 11.1 STATEMENT RE:  COMPUTATION OF PER SHARE EARNINGS
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(in thousands, except for earnings per        1996             1995              1994
share data)
                                                  Fully            Fully             Fully
                                        Primary Diluted  Primary  Diluted  Primary Diluted
Share calculation:
Average number of common shares outstanding    8,445    8,445   8,330    8,330    6,858    6,858

Common stock equivalents due to assumed
exercise of options                         518      578     406      514        -        -
Common stock equivalents due to assumed
exercise of preferred stock                   -        -       -      546        -        -
Total common shares and common stock           8,963    8,963   8,736    9,390    6,858    6,858
equivalents
Adjustments to net income:
Net income                                         $        $       $        $        $        $
                                         19,158   19,158  12,902   12,902  (25,136  (25,136
                                                                                 )        )
Less:  Preferred dividend requirements
based on average
             number of preferred              -        -   (335)        -        -        -
shares
Net income available to common                $        $       $        $        $        $
shareholders                             19,158   19,158  12,567   12,902  (25,136  (25,136
                                                                                 )        )
Earnings per share                            $        $       $        $        $        $
                                           2.14     2.14    1.44     1.37   (3.67)   (3.67)
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